UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 23, 2018

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

110 North Carpenter Street
Chicago, Illinois
(Address of Principal Executive Offices)

60607
(Zip Code)

---

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period ☐
for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 2.02. Results of Operations and Financial Condition.

On October 23, 2018, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the third quarter and nine months ended September 30, 2018. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and nine months ended September 30, 2018. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued October 23, 2018: McDonald's Reports Third Quarter 2018 Results

99.2   McDonald's Corporation: Supplemental Information (Unaudited), Quarter and Nine Months Ended September 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: October 23, 2018

By: /s/ Catherine Hoovel

Catherine Hoovel
Corporate Vice President - Chief Accounting Officer



Exhibit 99.1

FOR IMMEDIATE RELEASE
10/23/2018

FOR MORE INFORMATION CONTACT:
Investors: Mike Flores, 630-623-3519
Media: Andrea Abate, 630-209-7121

McDONALD'S REPORTS THIRD QUARTER 2018 RESULTS

CHICAGO, IL - McDonald's Corporation today announced results for the third quarter ended September 30, 2018.

"In addition to achieving 13 consecutive quarters of positive global comparable sales, we have made substantial progress modernising restaurants around the world, enhancing hospitality and elevating the experience for the millions of customers we serve every day. We remain confident that our strategy will drive long-term, profitable growth," said McDonald's President and Chief Executive Officer Steve Easterbrook.

Third quarter highlights:

- Global comparable sales increased 4.2%, reflecting positive comparable sales in all segments
- Due to the impact of the Company's strategic refranchising initiative, consolidated revenues decreased 7% (5% in constant currencies)
- Systemwide sales increased 5% in constant currencies
- Consolidated operating income decreased 21% (20% in constant currencies), as a result of the comparison to a gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong in the prior year. Excluding the impact of the gain, as well as prior year restructuring and impairment charges, consolidated operating income increased 2% (4% in constant currencies)
- Diluted earnings per share of $2.10 decreased 9% (7% in constant currencies). Excluding the impact of the prior year gain and restructuring and impairment charges, which totaled $0.56 per share, diluted earnings per share increased 19% (22% in constant currencies)
- Returned $1.7 billion to shareholders through share repurchases and dividends. In addition, the Company announced a 15% increase in its quarterly dividend to $1.16 per share beginning in the fourth quarter, and increased the cash return to shareholder target for the 3-year period ending 2019 to about $25 billion

In the U.S., third quarter comparable sales increased 2.4%, driven by growth in average check resulting from both product mix shifts and menu price increases. Operating income for the quarter increased 3%, as higher franchised margin dollars and G&A savings were partly offset by lower Company-operated margin dollars.

In the International Lead segment, third quarter comparable sales increased 5.4%, reflecting positive results across all markets, primarily driven by the U.K., Australia and France. The segment's operating income was flat (increased 3% in constant currencies), as sales-driven improvements in franchised margin dollars were mostly offset by the comparison to a prior year gain on the strategic sale of property in Australia.

In the High Growth segment, third quarter comparable sales increased 4.6%, led by strong performance in Italy and the Netherlands, and positive results across most of the segment. The segment's prior year operating income included a gain of approximately $850 million related to the sale of the Company's businesses in China and Hong Kong, partly offset by unrelated impairment charges. Excluding these items, the segment's operating income decreased 5% (1% in constant currencies) due to the impact of refranchising.

In the Foundational markets, third quarter comparable sales increased 6.0%, reflecting positive sales performance in Japan and across all geographic regions. The segment's operating income increased 6% (12% in constant currencies), fueled by sales-driven improvements in franchised margin dollars.

Steve Easterbrook concluded, "We are intensely focused on providing our customers with great experiences at McDonald's by running great restaurants and executing our delivery, digital, and Experience of the Future initiatives at a high level."

KEY HIGHLIGHTS - CONSOLIDATED
Dollars in millions, except per share data

	Quarters Ended September 30,				Nine Months Ended September 30,			
	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Revenues	$5,369.4	$5,754.6	(7)%	(5)%	$15,862.2	$17,480.2	(9)%	(11)%
Operating income	2,417.7	3,079.4	(21)	(20)	6,823.1	7,408.5	(8)	(10)
Net income	1,637.3	1,883.7	(13)	(11)	4,509.0	4,493.6	0	(1)
Earnings per share-diluted	$ 2.10	$ 2.32	(9)%	(7)%	$ 5.72	$ 5.48	4 %	3 %

Results for the quarter and nine months 2017 reflected a pre-tax gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, partly offset by $111 million of unrelated impairment charges, for a net benefit of $0.56 and $0.52 per share, respectively. Results for the nine months 2018 included pre-tax strategic restructuring charges of $94 million, or $0.09 per share (of which $85 million relates to the restructuring of the U.S. business).

Excluding the above items, net income for the quarter increased 14% (17% in constant currencies) and diluted earnings per share increased 19% (22% in constant currencies), and for the nine months net income increased 13% (11% in constant currencies) and diluted earnings per share increased 17% (15% in constant currencies). Results for the quarter and nine months reflected an increase in sales-driven franchised margin dollars and a lower effective tax rate, partly offset by lower Company-operated margin dollars due to the impact of refranchising.

Foreign currency translation had a negative impact of $0.05 on diluted earnings per share for the quarter and a positive impact of $0.09 for the nine months.

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets (currently only Venezuela). Management generally identifies hyper-inflationary markets as those markets whose cumulative inflation rate over a three-year period exceeds 100%. Management believes that these exclusions more accurately reflect the underlying business trends. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends.

Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as adjustments to the provisional amounts recorded in December 2017 under the Tax Cuts and Jobs Act of 2017, and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

RELATED COMMUNICATIONS

This press release should be read in conjunction with Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and nine months ended September 30, 2018.

McDonald's Corporation will broadcast its investor earnings conference call live over the Internet at 10:00 a.m. (Central Time) on October 23, 2018. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast available for a limited time thereafter.

UPCOMING COMMUNICATIONS

For important news and information regarding McDonald's, including the timing of future investor conferences and earnings calls, visit the Investor Relations section of the Company's Internet home page at www.investor.mcdonalds.com. McDonald's uses this website as a primary channel for disclosing key information to its investors, some of which may contain material and previously non-public information.

ABOUT McDONALD'S

McDonald's is the world's leading global foodservice retailer with over 37,000 locations in over 100 countries. Over 90% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, including the risk factors discussed in Exhibit 99.2 in the Company's Form 8-K filing on October 23, 2018. The Company undertakes no obligation to update such forward-looking statements, except as may otherwise be required by law.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Quarters Ended September 30,	2018	2017	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 2,511.0	$ 3,064.3	$ (553.3)	(18)%
Revenues from franchised restaurants	2,858.4	2,690.3	168.1	6
TOTAL REVENUES	5,369.4	5,754.6	(385.2)	(7)
Operating costs and expenses				
Company-operated restaurant expenses	2,047.9	2,479.8	(431.9)	(17)
Franchised restaurants-occupancy expenses	499.4	457.3	42.1	9
Selling, general & administrative expenses	515.2	567.0	(51.8)	(9)
Other operating (income) expense, net	(110.8)	(828.9)	718.1	87
Total operating costs and expenses	2,951.7	2,675.2	276.5	10
OPERATING INCOME	2,417.7	3,079.4	(661.7)	(21)
Interest expense	250.1	236.7	13.4	6
Nonoperating (income) expense, net	8.9	23.2	(14.3)	(62)
Income before provision for income taxes	2,158.7	2,819.5	(660.8)	(23)
Provision for income taxes	521.4	935.8	(414.4)	(44)
NET INCOME	$ 1,637.3	$ 1,883.7	$ (246.4)	(13)%
EARNINGS PER SHARE-DILUTED	$ 2.10	$ 2.32	$ (0.22)	(9)%
Weighted average shares outstanding-diluted	779.6	813.5	(33.9)	(4)%

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

Dollars and shares in millions, except per share data

Nine Months Ended September 30,	2018	2017	Inc/ (Dec)	
Revenues				
Sales by Company-operated restaurants	$ 7,641.5	$10,045.8	$(2,404.3)	(24)%
Revenues from franchised restaurants	8,220.7	7,434.4	786.3	11
TOTAL REVENUES	15,862.2	17,480.2	(1,618.0)	(9)
Operating costs and expenses				
Company-operated restaurant expenses	6,309.3	8,199.5	(1,890.2)	(23)
Franchised restaurants—occupancy expenses	1,463.6	1,325.4	138.2	10
Selling, general & administrative expenses	1,590.4	1,613.7	(23.3)	(1)
Other operating (income) expense, net	(324.2)	(1,066.9)	742.7	70
Total operating costs and expenses	9,039.1	10,071.7	(1,032.6)	(10)
OPERATING INCOME	6,823.1	7,408.5	(585.4)	(8)
Interest expense	727.1	686.2	40.9	6
Nonoperating (income) expense, net	31.3	33.9	(2.6)	(8)
Income before provision for income taxes	6,064.7	6,688.4	(623.7)	(9)
Provision for income taxes	1,555.7	2,194.8	(639.1)	(29)
NET INCOME	$ 4,509.0	$ 4,493.6	$ 15.4	0 %
EARNINGS PER SHARE-DILUTED	$ 5.72	$ 5.48	$ 0.24	4 %
Weighted average shares outstanding-diluted	788.5	819.4	(30.9)	(4)%

Exhibit 99.2

McDonald's Corporation
Supplemental Information (Unaudited)
Quarter and Nine Months Ended September 30, 2018

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation (the "Company") for the quarter and nine months ended September 30, 2018. This exhibit should be read in conjunction with Exhibit 99.1.

Management reviews and analyzes business results excluding the effect of foreign currency translation, impairment and other strategic charges and gains, as well as adjustments to the provisional amounts recorded in December 2017 under the Tax Cuts and Jobs Act of 2017 ("Tax Act"), and bases incentive compensation plans on these results, because the Company believes this better represents underlying business trends.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by purchasing goods and services in local currencies, financing in local currencies and hedging certain foreign-denominated cash flows. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters Ended September 30,	2018	2017	Currency Translation Benefit/ (Cost) 2018
Revenues	$ 5,369.4	$ 5,754.6	$ (120.6)
Company-operated margins	463.1	584.5	(16.2)
Franchised margins	2,359.0	2,233.0	(41.8)
Selling, general & administrative expenses	515.2	567.0	4.3
Operating income	2,417.7	3,079.4	(54.6)
Net income	1,637.3	1,883.7	(36.8)
Earnings per share-diluted	$ 2.10	$ 2.32	$ (0.05)

Nine Months Ended September 30,	2018	2017	Currency Translation Benefit/ (Cost) 2018
Revenues	$15,862.2	$17,480.2	$ 289.1
Company-operated margins	1,332.2	1,846.3	21.6
Franchised margins	6,757.1	6,109.0	114.4
Selling, general & administrative expenses	1,590.4	1,613.7	(19.7)
Operating income	6,823.1	7,408.5	120.2
Net income	4,509.0	4,493.6	70.0
Earnings per share-diluted	$ 5.72	$ 5.48	$ 0.09

Foreign currency had a negative impact of $0.05 on diluted earnings per share for the quarter primarily due to the weakening of most major currencies. The nine months reflected a positive foreign currency impact of $0.09, primarily due to the stronger Euro and British Pound.

Net Income and Diluted Earnings per Share

For the quarter, net income decreased 13% (11% in constant currencies) to $1,637.3 million, and diluted earnings per share decreased 9% (7% in constant currencies) to $2.10. Foreign currency translation had a negative impact of $0.05 on diluted earnings per share.

For the nine months, net income was flat (decreased 1% in constant currencies) at $4,509.0 million, and diluted earnings per share increased 4% (3% in constant currencies) to $5.72. Foreign currency translation had a positive impact of $0.09 on diluted earnings per share.

Results for the quarter and nine months 2017 reflected a pre-tax gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, partly offset by $111 million of unrelated impairment charges, for a net benefit of $0.56 and $0.52 per share, respectively. Results for the nine months 2018 included pre-tax strategic restructuring charges of $94 million, or $0.09 per share (of which $85 million relates to the restructuring of the U.S. business).

Excluding the above items, net income for the quarter increased 14% (17% in constant currencies) and diluted earnings per share increased 19% (22% in constant currencies), and for the nine months net income increased 13% (11% in constant currencies) and diluted earnings per share increased 17% (15% in constant currencies). Results for the quarter and nine months reflected an increase in sales-driven franchised margin dollars and a lower effective tax rate, partly offset by lower Company-operated margin dollars due to the impact of refranchising.

Diluted earnings per share for both periods benefited from a decrease in diluted weighted average shares outstanding due to share repurchases. During the quarter, the Company repurchased 5.9 million shares of stock for $944.7 million, bringing total purchases for the nine months to 26.7 million shares or $4.3 billion. In addition, the Company paid a quarterly dividend of $1.01 per share, or $779.8 million, bringing total dividends paid for the nine months to $2.4 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales with minimum rent payments, and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

Beginning in 2015, the Company accelerated the pace of refranchising to optimize its restaurant ownership mix, with a goal to be approximately 95% franchised over the long term. Although refranchising allows the Company to generate more stable and predictable revenue and cash flow streams while operating with a less resource-intensive structure, the shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales are replaced by franchised revenues, where the Company receives rent and/or royalty revenue based on a percentage of sales.

Effective January 1, 2018, the Company adopted the guidance issued in Accounting Standards Codification 606, "Revenue Recognition - Revenue from Contracts with Customers." This standard changed the way initial fees from franchisees for new restaurant openings and new franchise terms are recognized. Under the new guidance, initial franchise fees are being recognized evenly over the franchise term rather than immediately upon receipt. The Company expects this change to negatively impact 2018 annual franchised revenues by approximately $50 million. Results for the quarter and nine months reflected an impact of approximately $10 million and $25 million, respectively, due to the timing of new restaurant openings and new franchise terms.

REVENUES
Dollars in millions

Quarters Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 637.3	$ 798.7	(20)%	(20)%
International Lead Markets	992.3	1,076.3	(8)	(5)
High Growth Markets	737.8	1,054.9	(30)	(26)
Foundational Markets & Corporate	143.6	134.4	7	11
Total	$ 2,511.0	$ 3,064.3	(18)%	(16)%
Franchised revenues				
U.S.	$ 1,292.7	$ 1,224.6	6 %	6 %
International Lead Markets	948.2	894.2	6	9
High Growth Markets	302.4	267.2	13	15
Foundational Markets & Corporate	315.1	304.3	3	9
Total	$ 2,858.4	$ 2,690.3	6 %	8 %
Total revenues				
U.S.	$ 1,930.0	$ 2,023.3	(5)%	(5)%
International Lead Markets	1,940.5	1,970.5	(2)	1
High Growth Markets	1,040.2	1,322.1	(21)	(18)
Foundational Markets & Corporate	458.7	438.7	5	10
Total	$ 5,369.4	$ 5,754.6	(7)%	(5)%

Nine Months Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,042.8	$ 2,483.8	(18)%	(18)%
International Lead Markets	3,022.1	3,038.9	(1)	(5)
High Growth Markets	2,170.7	3,859.5	(44)	(44)
Foundational Markets & Corporate	405.9	663.6	(39)	(40)
Total	$ 7,641.5	$10,045.8	(24)%	(25)%
Franchised revenues				
U.S.	$ 3,715.6	$ 3,516.9	6 %	6 %
International Lead Markets	2,726.8	2,388.3	14	10
High Growth Markets	855.7	679.0	26	20
Foundational Markets & Corporate	922.6	850.2	8	8
Total	$ 8,220.7	$ 7,434.4	11 %	9 %
Total revenues				
U.S.	$ 5,758.4	$ 6,000.7	(4)%	(4)%
International Lead Markets	5,748.9	5,427.2	6	2
High Growth Markets	3,026.4	4,538.5	(33)	(34)
Foundational Markets & Corporate	1,328.5	1,513.8	(12)	(13)
Total	$15,862.2	$17,480.2	(9)%	(11)%

- **Revenues:** Revenues decreased 7% (5% in constant currencies) for the quarter and decreased 9% (11% in constant currencies) for the nine months due to the Company's strategic refranchising initiative.

  - *U.S.:* Revenues decreased for both periods as the benefit from positive comparable sales was more than offset by the impact of refranchising.

  - *International Lead Markets:* Revenues decreased for the quarter and increased for the nine months. In constant currencies, revenues increased for both periods as positive comparable sales across all markets were partly offset by the impact of refranchising.

  - *High Growth Markets:* Revenues decreased for both periods as positive comparable sales across most markets were more than offset by the impact of refranchising the Company's businesses in China and Hong Kong in third quarter 2017.

Comparable Sales and Guest Counts

Comparable sales is a key performance indicator used within the retail industry and is reviewed by management to assess business trends. Comparable sales exclude the impact of currency translation and sales from hyper-inflationary markets (currently only Venezuela). Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix.

COMPARABLE SALES

	Increase/(Decrease)			
	Quarters Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
U.S.	2.4%	4.1%	2.6%	3.3%
International Lead Markets	5.4	5.7	6.0	5.0
High Growth Markets	4.6	6.2	3.9	5.7
Foundational Markets & Corporate	6.0	8.0	7.1	9.3
Total	4.2%	5.6%	4.5%	5.2%

On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 0.1% and 2.1% for the nine months ended 2018 and 2017, respectively.

Systemwide Sales and Franchised Sales

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance, because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES*

	Quarter Ended September 30, 2018		Nine Months Ended September 30, 2018	
	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	2%	2%	2%	2%
International Lead Markets	3	6	11	7
High Growth Markets	6	8	11	8
Foundational Markets & Corporate	2	9	9	10
Total	3%	5%	7%	6%

* Unlike comparable sales, the Company has not excluded hyper-inflationary market results (currently only Venezuela) from Systemwide sales as these sales are the basis on which the Company calculates and records revenues.

FRANCHISED SALES
Dollars in millions

Quarters Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$ 9,240.5	$ 8,869.2	4%	4%
International Lead Markets	5,473.3	5,175.7	6	9
High Growth Markets*	2,584.4	2,083.6	24	26
Foundational Markets & Corporate	4,957.3	4,876.1	2	9
Total	$22,255.5	$21,004.6	6%	8%
Ownership type				
Conventional franchised	$16,366.0	$15,611.2	5%	6%
Developmental licensed	3,463.5	3,436.5	1%	10%
Foreign affiliated*	2,426.0	1,956.9	24%	25%
Total	$22,255.5	$21,004.6	6%	8%

Nine Months Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$26,699.8	$25,574.8	4%	4%
International Lead Markets	15,720.7	13,787.1	14	10
High Growth Markets*	7,379.1	4,709.3	57	50
Foundational Markets & Corporate	14,674.9	13,227.8	11	13
Total	$64,474.5	$57,299.0	13%	11%
Ownership type				
Conventional franchised	$47,222.8	$43,856.6	8%	6%
Developmental licensed	10,149.0	9,111.2	11%	15%
Foreign affiliated*	7,102.7	4,331.2	64%	60%
Total	$64,474.5	$57,299.0	13%	11%

* Reflects the impact of refranchising the Company's businesses in China and Hong Kong in the third quarter of 2017.

4

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency
	2018	2017	2018	2017	Inc/ (Dec)	Translation
Franchised						
U.S.	81.5%	82.9%	$1,052.9	$1,014.9	4 %	4 %
International Lead Markets	82.0	81.6	777.8	729.5	7	10
High Growth Markets	77.3	76.0	233.9	203.1	15	17
Foundational Markets & Corporate	93.5	93.8	294.4	285.5	3	9
Total	82.5%	83.0%	$2,359.0	$2,233.0	6 %	8 %
Company-operated						
U.S.	12.8%	15.5%	$ 81.3	$ 124.2	(35)%	(35)%
International Lead Markets	22.5	21.9	223.2	235.5	(5)	(3)
High Growth Markets	17.1	18.5	126.3	195.5	(35)	(31)
Foundational Markets & Corporate	22.5	21.8	32.3	29.3	10	15
Total	18.4%	19.1%	$ 463.1	$ 584.5	(21)%	(18)%

Nine Months Ended September 30,	Percent		Amount			Inc/ (Dec) Excluding Currency
	2018	2017	2018	2017	Inc/ (Dec)	Translation
Franchised						
U.S.	81.6%	82.4%	$3,033.0	$2,898.9	5 %	5 %
International Lead Markets	81.1	80.7	2,211.4	1,927.5	15	10
High Growth Markets	76.1	72.8	651.4	494.4	32	26
Foundational Markets & Corporate	93.4	92.7	861.3	788.2	9	10
Total	82.2%	82.2%	$6,757.1	$6,109.0	11 %	9 %
Company-operated						
U.S.	14.9%	15.8%	$ 304.6	$ 392.3	(22)%	(22)%
International Lead Markets	21.3	21.2	643.6	643.2	0	(4)
High Growth Markets	13.9	17.9	302.6	689.6	(56)	(55)
Foundational Markets & Corporate	20.1	18.3	81.4	121.2	(33)	(34)
Total	17.4%	18.4%	$1,332.2	$1,846.3	(28)%	(29)%

- *Franchised:* Franchised margin dollars increased $126.0 million or 6% (8% in constant currencies) for the quarter and increased $648.1 million or 11% (9% in constant currencies) for the nine months. Both periods benefited from expansion and the impact of refranchising, as well as positive comparable sales performance across all segments.

  - *U.S.:* The decrease in the franchised margin percent for the quarter and nine months was primarily due to higher depreciation costs related to investments in Experience of the Future ("EOTF"), partly offset by the benefit from positive comparable sales.

  - *International Lead Markets:* The increase in the franchised margin percent for the quarter and nine months primarily reflected the benefit from strong comparable sales performance.

  - *High Growth Markets:* The increase in the franchised margin percent for the quarter and nine months was primarily due to the impact of refranchising, largely related to the 2017 sale of the Company's businesses in China and Hong Kong, and positive comparable sales performance.

- *Company-operated:* Company-operated margin dollars decreased $121.4 million or 21% (18% in constant currencies) for the quarter and decreased $514.1 million or 28% (29% in constant currencies) for the nine months, reflecting the impact of refranchising.

  - *U.S.:* The decrease in the Company-operated margin percent for the quarter and nine months reflected the impact of accelerated deployment of EOTF (including the related decrease in labor productivity and higher depreciation expense), and higher labor and commodity costs, which more than offset the benefit from positive comparable sales and refranchising.

  - *International Lead Markets:* The Company-operated margin percent increased for the quarter and nine months, reflecting strong comparable sales partly offset by higher labor, commodity and occupancy costs.

  - *High Growth Markets:* The decrease in the Company-operated margin percent for the quarter and nine months was primarily due to the impact of refranchising related to the 2017 sale of the Company's businesses in China and Hong Kong.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
Food & paper	31.2%	31.4%	31.4%	31.7%
Payroll & employee benefits	28.8	27.6	29.4	27.5
Occupancy & other operating expenses	21.6	21.9	21.8	22.4
Total expenses	81.6%	80.9%	82.6%	81.6%
Company-operated margins	18.4%	19.1%	17.4%	18.4%

Selling, General & Administrative Expenses

- Selling, general and administrative expenses decreased $51.8 million or 9% (8% in constant currencies) for the quarter and decreased $23.3 million or 1% (3% in constant currencies) for the nine months. Both periods reflected lower employee-related costs, partly offset by investment in restaurant technology. The nine months also reflected costs related to the 2018 Worldwide Owner/Operator Convention and sponsorship of the 2018 Winter Olympics.

- For the nine months, selling, general and administrative expenses as a percent of Systemwide sales decreased to 2.2% for 2018 compared with 2.4% for 2017.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,				Nine Months Ended September 30,			
		2018		2017		2018		2017
Gains on sales of restaurant businesses	$	(68.0)	$	(63.1)	$	(256.7)	$	(230.9)
Equity in (earnings) losses of unconsolidated affiliates		(38.6)		(30.9)		(116.2)		(101.1)
Asset dispositions and other (income) expense, net		(4.7)		(29.0)		(45.1)		(47.1)
Impairment and other charges (gains), net		0.5		(705.9)		93.8		(687.8)
Total	$	(110.8)	$	(828.9)	$	(324.2)	$	(1,066.9)

- Gains on sales of restaurant businesses increased primarily due to activity within the U.K. for the quarter and within the U.S. for the nine months.

- Equity in earnings of unconsolidated affiliates for the quarter and nine months reflected improved performance in Japan, partly offset by a higher effective tax rate in Japan in 2018 compared to 2017. Results in 2018 also reflected the retained 20% ownership in the entity that operates the Company's businesses in China and Hong Kong subsequent to the refranchising transaction that occurred in third quarter 2017.

- Asset dispositions and other income, net for the quarter primarily reflected the comparison to a prior year gain on the strategic sale of property in Australia.

- Impairment and other charges (gains), net for the quarter and nine months 2017 reflected a gain on the Company's sale of its businesses in China and Hong Kong of approximately $850 million, partly offset by $111 million of unrelated impairment charges. The nine months 2018 included the strategic restructuring charge in the U.S. of $85 million.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$1,061.8	$1,034.6	3 %	3 %
International Lead Markets	913.9	913.6	0	3
High Growth Markets	330.1	1,073.8	(69)	(68)
Foundational Markets & Corporate	111.9	57.4	95	n/m
Total	$2,417.7	$3,079.4	(21)%	(20)%

Nine Months Ended September 30,	2018	2017	Inc/ (Dec)	Inc/ (Dec) Excluding Currency Translation
U.S.	$3,059.0	$3,055.4	0 %	0 %
International Lead Markets	2,613.5	2,356.2	11	7
High Growth Markets	847.1	1,724.0	(51)	(52)
Foundational Markets & Corporate	303.5	272.9	11	12
Total	$6,823.1	$7,408.5	(8)%	(10)%

n/m Not meaningful

- **Operating Income:** Operating income decreased $661.7 million or 21% (20% in constant currencies) for the quarter and decreased $585.4 million or 8% (10% in constant currencies) for the nine months. Both the quarter and nine months 2017 reflected a gain of approximately $850 million on the sale of the Company's businesses in China and Hong Kong, partly offset by $111 million of unrelated impairment charges. Results for the nine months 2018 included strategic restructuring charges of $94 million (of which $85 million relates to the restructuring of the U.S. business). Excluding these current year and prior year items, operating income increased $44.2 million or 2% (4% in constant currencies) for the quarter and $196.2 million or 3% (1% in constant currencies) for the nine months.

    - **U.S.:** Results for both periods reflected higher franchised margin dollars and lower G&A costs, partly offset by lower Company-operated margin dollars. Results for the nine months also reflected higher gains on sales of restaurant businesses and the $85 million strategic restructuring charge. Excluding this charge, operating income for the nine months increased 3%.

    - **International Lead Markets:** The constant currency operating income increase for the quarter and nine months was primarily due to sales-driven improvements in franchised margin dollars across all markets, partly offset by the comparison to a prior year gain on the strategic sale of property in Australia.

    - **High Growth Markets:** Excluding the 2017 gain on the sale of the Company's businesses in China and Hong Kong, as well as unrelated impairment charges, operating income decreased 5% (1% in constant currencies) for the quarter and 15% (17% in constant currencies) for the nine months due to the impact of refranchising.

    - **Foundational Markets & Corporate:** The constant currency operating income increase for the quarter and nine months reflected higher sales-driven improvements in franchised margin dollars.

- **Operating Margin:** Operating margin is defined as operating income as a percent of total revenues. Operating margin was 43.0% and 42.4% for the nine months ended 2018 and 2017, respectively. Excluding the previously described 2018 strategic restructuring charges and the 2017 gain and unrelated restructuring and impairment charges, operating margin was 43.6% and 38.4% for the nine months ended 2018 and 2017, respectively.

Interest Expense

- Interest expense increased 6% (6% in constant currencies) for the quarter and increased 6% (5% in constant currencies) for the nine months, primarily reflecting higher average debt balances, partly offset by lower average interest rates.

Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended September 30,		Nine Months Ended September 30,	
	2018	2017	2018	2017
Interest income	$ 1.2	$ (6.5)	$ (4.4)	$ (6.4)
Foreign currency and hedging activity	(2.9)	15.4	16.3	11.1
Other (income) expense, net	10.6	14.3	19.4	29.2
Total	$ 8.9	$ 23.2	$ 31.3	$ 33.9

Income Taxes

- The effective income tax rate was 24.2% and 33.2% for the quarters ended 2018 and 2017, respectively, and 25.7% and 32.8% for the nine months ended 2018 and 2017, respectively.

- The decrease in the tax rate for the quarter and nine months primarily reflected the lower enacted U.S. corporate tax rate. The tax rate for both periods also reflected a tax cost related to adjustments to the provisional amounts recorded in December 2017 under the Tax Act of $47 million for the quarter and $99 million for the nine months, as well as tax benefits resulting from continued refinement of estimates related to certain aspects of the Tax Act.

2018 Outlook

The following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales, net restaurant unit expansion, and the potential impacts of hyper-inflation. The Company expects net restaurant additions to add approximately 1 percentage point to 2018 Systemwide sales growth (in constant currencies).

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point change in comparable sales for either the U.S. or the International Lead segment would change annual diluted earnings per share by about 5 to 6 cents.

- Effective January 1, 2018, the Company adopted the guidance issued in Accounting Standards Codification 606, "Revenue Recognition - Revenue from Contracts with Customers." This standard changed the way initial fees from franchisees for new restaurant openings and new franchise terms are recognized. Under the new guidance, initial franchise fees will be recognized evenly over the franchise term. The Company expects the adoption of this guidance to negatively impact 2018 Consolidated franchised revenues and franchised margins by approximately $50 million.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full-year 2018, costs for the total basket of goods are expected to increase about 2% in the U.S. and International Lead segments.

- The Company expects full-year 2018 selling, general and administrative expenses to decrease about 1% to 2% in constant currencies.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for the full-year 2018 to increase about 6% to 7% due primarily to higher average debt balances.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction, the Company's annual diluted earnings per share would change by about 30 cents.

- While the Company expects the effective income tax rate for the full-year 2018 to be in the 24% to 26% range, during the fourth quarter the Company will finalize the provisional amounts recorded in December 2017 under the Tax Act, which may cause the final full-year tax rate to be below this range.

- The Company expects capital expenditures for 2018 to be approximately $2.5 billion. About $1.6 billion will be dedicated to our U.S. business, primarily focused on accelerating the pace of EOTF. We expect to complete EOTF in about 4,000 additional U.S. restaurants in 2018, and, as a result, about half of the total U.S. restaurants will have EOTF by the end of 2018. Of the remaining capital, about half will be dedicated to new restaurant openings and the remainder will be primarily allocated to reinvestment in continued expansion of EOTF around the world. The Company will contribute capital towards about 250 restaurant openings, while developmental licensees and affiliates will contribute capital towards the opening of approximately 750 restaurants, for a total of about 1,000 expected restaurant openings in 2018. The Company expects net additions of about 600 restaurants in 2018.

Long-Term Outlook

- As detailed in the Company's Form 8-K filed with the Securities and Exchange Commission on September 21, 2018, the Company increased its return to shareholder target to about $25 billion for the 3-year period ending 2019.
- The Company has other long-term targets that are detailed in its Form 10-K for the year ended December 31, 2017.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At September 30,	2018	2017	Inc/ (Dec)
U.S.	13,948	14,063	(115)
International Lead Markets			
Germany	1,487	1,477	10
Canada	1,465	1,451	14
France	1,451	1,434	17
United Kingdom	1,282	1,277	5
Australia	971	959	12
Other	283	285	(2)
Total International Lead Markets	6,939	6,883	56
High Growth Markets			
China	2,886	2,541	345
Russia	660	624	36
Italy	575	560	15
Spain	511	504	7
South Korea	416	443	(27)
Other	1,091	1,068	23
Total High Growth Markets	6,139	5,740	399
Foundational Markets & Corporate			
Japan	2,899	2,897	2
Brazil	940	910	30
Philippines	603	548	55
Taiwan	399	395	4
Other *	5,690	5,540	150
Total Foundational Markets & Corporate	10,531	10,290	241
Systemwide restaurants	37,557	36,976	581
Countries	120	120	—

Does not include certain restaurants in India where the franchise agreements have been terminated

SYSTEMWIDE RESTAURANTS BY TYPE

At September 30,	2018	2017	Inc/ (Dec)
U.S.			
Conventional franchised	13,255	13,131	124
Company-operated	693	932	(239)
Total U.S.	13,948	14,063	(115)
International Lead Markets			
Conventional franchised	6,002	5,890	112
Developmental licensed	87	31	56
Total Franchised	6,089	5,921	168
Company-operated	850	962	(112)
Total International Lead Markets	6,939	6,883	56
High Growth Markets			
Conventional franchised	1,764	1,651	113
Developmental licensed	127	130	(3)
Foreign affiliated	3,157	2,811	346
Total Franchised	5,048	4,592	456
Company-operated	1,091	1,148	(57)
Total High Growth Markets	6,139	5,740	399
Foundational Markets & Corporate			
Conventional franchised	565	542	23
Developmental licensed	6,889	6,663	226
Foreign affiliated *	2,899	2,897	2
Total Franchised	10,353	10,102	251
Company-operated	178	188	(10)
Total Foundational Markets & Corporate	10,531	10,290	241
Systemwide			
Conventional franchised	21,586	21,214	372
Developmental licensed	7,103	6,824	279
Foreign affiliated	6,056	5,708	348
Total Franchised	34,745	33,746	999
Company-operated	2,812	3,230	(418)
Total Systemwide	37,557	36,976	581

Does not include certain restaurants in India where the franchise agreements have been terminated

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about future events and circumstances and their effects upon revenues, expenses and business opportunities. Generally speaking, any statement in this report not based upon historical fact is a forward-looking statement. Forward-looking statements can also be identified by the use of forward-looking words, such as "may," "will," "expect," "believe," "anticipate" and "plan" or similar expressions. In particular, statements regarding our plans, strategies, prospects and expectations regarding our business and industry, including those under "Outlook," are forward-looking statements. They reflect our expectations, are not guarantees of performance and speak only as of the date of this report. Except as required by law, we do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements. Our business results are subject to a variety of risks, including those that are reflected in the following considerations and factors, as well as elsewhere in our filings with the SEC. If any of these considerations or risks materialize, our expectations may change and our performance may be adversely affected.

If we do not successfully evolve and execute against our business strategies, we may not be able to increase operating income.

To drive future results, our business strategies must be effective in delivering increased guest counts to drive operating income growth. Whether these strategies are successful depends mainly on our System's ability to:

- Continue to innovate and differentiate the McDonald's experience by preparing and serving our food in a way that balances value and convenience to our customers with profitability;

- Capitalize on our global scale, iconic brand and local market presence to enhance our ability to retain, regain and convert key customer groups;

- Utilize our new organizational structure to build on our progress and execute against our initiatives at an accelerated pace;

- Strengthen customer appeal and augment our digital initiatives, including mobile ordering and delivery, along with Experience of the Future ("EOTF"), particularly in the U.S.;

- Identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants; and

- Operate restaurants with high service levels and optimal capacity while managing the increasing complexity of our restaurant operations.

If we are delayed or unsuccessful in executing our strategies, or if our strategies do not yield the desired results, our business, financial condition and results of operations may suffer.

Our investments to enhance the customer experience, including through technology, may not generate the expected returns.

We will continue to build upon our investments in EOTF, which focus on restaurant modernization and technology and digital engagement in order to transform the restaurant experience. As we accelerate our pace of converting restaurants to EOTF, we are placing renewed emphasis on improving our service model and strengthening relationships with customers, in part through digital channels and loyalty initiatives, as well as mobile ordering and payment systems. We also continue to build on delivery initiatives, which may not generate expected returns. We may not fully realize the intended benefits of these significant investments, or these initiatives may not be well executed, and therefore our business results may suffer.

If we do not anticipate and address evolving consumer preferences, our business could suffer.

Our continued success depends on our System's ability to anticipate and respond effectively to continuously shifting consumer demographics, and trends in food sourcing, food preparation, food offerings and consumer preferences in the "informal eating out" ("IEO") segment. In order to deliver a relevant experience for our customers amidst a highly competitive, value-driven operating environment, we must implement initiatives to adapt at an aggressive pace. There is no assurance that these initiatives will be successful and, if they are not, our financial results could be adversely impacted.

Activities relating to our refranchising and cost savings initiatives remain ongoing and entail various risks.

Our previously announced refranchising and cost saving initiatives remain ongoing. With a more heavily franchised structure, the existing risks we face in our business may be intensified. Our efforts to reduce costs and capital expenditures depend, in part, upon our refranchising efforts, which, in turn, depend upon our selection and integration of capable third parties. Our cost savings initiatives also depend upon a variety of factors, including our ability to achieve efficiencies through the consolidation of global, back-office functions and to direct resources to most effectively support McDonald's restaurants, particularly in the U.S. If these various initiatives are not successful, take longer to complete than initially projected, or are not well executed, or if our cost reduction efforts adversely impact our effectiveness, our business operations, financial results and results of operations could be adversely affected.

If pricing, promotional and marketing plans are not effective, our results may be negatively impacted.

Our results depend on the impact of pricing, promotional and marketing plans across the System, and the ability to adjust these plans to respond quickly and effectively to evolving customer preferences, as well as shifting economic and competitive conditions. Existing or future pricing strategies, and the value proposition they represent, are expected to continue to be important components of our business strategy; however, they may not be successful and could negatively impact sales and margins. Further, the promotion of menu offerings may yield results below the desired levels.

Additionally, we operate in a complex and costly advertising environment. Our marketing and advertising programs may not be successful, and we may fail to attract and retain customers. Our success depends in part on whether the allocation of our advertising and marketing resources across different channels allows us to reach our customers effectively. If the advertising and marketing programs are not successful, or are not as successful as those of our competitors, our sales, guest counts and market share could decrease.

Failure to preserve the value and relevance of our brand could have an adverse impact on our financial results.

To be successful in the future, we believe we must preserve, enhance and leverage the value of our brand. Brand value is based in part on consumer perceptions. Those perceptions are affected by a variety of factors, including the nutritional content and preparation of our food, the ingredients we use, our business practices and the manner in which we source the commodities we use. Consumer acceptance of our offerings is subject to change for a variety of reasons, and some changes can occur rapidly. For example, nutritional, health and other scientific studies and conclusions, which constantly evolve and may have contradictory implications, drive popular opinion, litigation and regulation (including initiatives intended to drive consumer behavior) in ways that affect the IEO segment or perceptions of our brand generally or relative to available alternatives. Consumer perceptions may also be affected by third parties presenting or promoting adverse commentary or portrayals of the quick-service category of the IEO segment, our brand and/or our operations, our suppliers or our franchisees. If we are unsuccessful in addressing such adverse commentary or portrayals, our brand and our financial results may suffer.

Additionally, the ongoing relevance of our brand may depend on the success of our sustainability initiatives, which require System-wide coordination and alignment. If we are not effective in addressing social and environmental responsibility matters or achieving relevant sustainability goals, consumer trust in our brand may suffer. In particular, business incidents or practices that erode consumer trust or confidence, particularly if such incidents or practices receive considerable publicity or result in litigation, can significantly reduce brand value and have a negative impact on our financial results.

We face intense competition in our markets, which could hurt our business.

We compete primarily in the IEO segment, which is highly competitive. We also face sustained, intense competition from traditional, fast casual and other competitors, which may include many non-traditional market participants such as convenience stores, grocery stores and coffee shops. We expect our environment to continue to be highly competitive, and our results in any particular reporting period may be impacted by new or continuing actions of our competitors, which may have a short- or long-term impact on our results.

We compete on the basis of product choice, quality, affordability, service and location. In particular, we believe our ability to compete successfully in the current market environment depends on our ability to improve existing products, develop new products, price our products appropriately, deliver a relevant customer experience, manage the complexity of our restaurant operations and respond effectively to our competitors' actions or disruptive actions from others which we do not foresee. Recognizing these dependencies, we have intensified our focus on strategies to achieve these goals. There can be no assurance these strategies will be effective, and some strategies may be effective at improving some metrics while adversely affecting other metrics.

Unfavorable general economic conditions could adversely affect our business and financial results.

Our results of operations are substantially affected by economic conditions, which can vary significantly by market and can impact consumer disposable income levels and spending habits. Economic conditions can also be impacted by a variety of factors including hostilities, epidemics and actions taken by governments to manage national and international economic matters, whether through austerity, stimulus measures or trade measures, and initiatives intended to control wages, unemployment, credit availability, inflation, taxation and other economic drivers. Continued adverse economic conditions or adverse changes in economic conditions in our markets could pressure our operating performance, and our business and financial results may suffer.

Our results of operations are also affected by fluctuations in currency exchange rates, which may adversely affect reported earnings.

Supply chain interruptions may increase costs or reduce revenues.

We depend on the effectiveness of our supply chain management to assure reliable and sufficient product supply, including on favorable terms. Although many of the products we sell are sourced from a wide variety of suppliers in countries around the world, certain products have limited suppliers, which may increase our reliance on those suppliers. Supply chain interruptions, including shortages and transportation issues, and price increases can adversely affect us as well as our suppliers and franchisees whose performance may have a significant impact on our results. Such shortages or disruptions could be caused by factors beyond the control of our suppliers, franchisees or us. If we experience interruptions in our System's supply chain, our costs could increase and it could limit the availability of products critical to our System's operations.

Food safety concerns may have an adverse effect on our business.

Our ability to increase sales and profits depends on our System's ability to meet expectations for safe food and on our ability to manage the potential impact on McDonald's of food-borne illnesses and food or product safety issues that may arise in the future. Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe food products, including as our menu and service model evolve. However, food safety events, including instances of food-borne illness, have occurred in the food industry in the past, and could occur in the future. Instances of food tampering, food contamination or food-borne illness, whether actual or perceived, could adversely affect our brand and reputation as well as our revenues and profits.

Our franchise business model presents a number of risks.

As the Company's business model has evolved to a more heavily franchised structure, our success increasingly relies on the financial success and cooperation of our franchisees, including our developmental licensees and affiliates. Our restaurant margins arise from two sources: fees from franchised restaurants (e.g., rent and royalties based on a percentage of sales) and, to a lesser degree, sales from Company-operated restaurants. Our franchisees and developmental licensees manage their businesses independently, and therefore are responsible for the day-to-day operation of their restaurants. The revenues we realize from franchised restaurants are largely dependent on the ability of our franchisees to grow their sales. If our franchisees do not experience sales growth, our revenues and margins could be negatively affected as a result. Also, if sales trends worsen for franchisees, their financial results may deteriorate, which could result in, among other things, restaurant closures, or delayed or reduced payments to us. Our refranchising efforts increase that dependence and the potential effect of those factors.

Our success also increasingly depends on the willingness and ability of our independent franchisees and affiliates to implement major initiatives, which may include financial investment, and to remain aligned with us on operating, promotional and capital-intensive reinvestment plans. Franchisees' ability to contribute to the achievement of our plans is dependent in large part on the availability to them of funding at reasonable interest rates and may be negatively impacted by the financial markets in general, by the creditworthiness of our franchisees or the Company or by banks' lending practices. Our operating performance could also be negatively affected if our franchisees experience food safety or other operational problems or project an image inconsistent with our brand and values, particularly if our contractual and other rights and remedies are limited, costly to exercise or subjected to litigation and potential delays. If franchisees do not successfully operate restaurants in a manner consistent with our required standards, our brand's image and reputation could be harmed, which in turn could hurt our business and operating results.

Our ownership mix also affects our results and financial condition. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. Our ability to achieve the benefits of our refranchising strategy, which involves a significant percentage of franchised restaurants, including an increased number of restaurants run by developmental licensees and affiliates, depends on various factors. Those factors include whether we have effectively selected franchisees, licensees and/or affiliates that meet our rigorous standards, and whether their performance and the resulting ownership mix supports our brand and financial objectives.

Challenges with respect to talent management could harm our business.

Effective succession planning is important to our long-term success. Failure to effectively identify, develop and retain key personnel, recruit high-quality candidates and ensure smooth management and personnel transitions could disrupt our business and adversely affect our results.

Challenges with respect to labor availability could impact our business and results of operations.

Our success depends in part on our System's ability to recruit, motivate and retain a qualified workforce to work in our restaurants in an intensely competitive environment. Increased costs associated with recruiting, motivating and retaining qualified employees to work in our Company-operated restaurants could have a negative impact on our Company-operated margins. Similar concerns apply to our franchisees.

We are also impacted by the costs and other effects of compliance with U.S. and international regulations affecting our workforce, which includes our staff and employees working in our Company-operated restaurants. These regulations are increasingly focused on employment issues, including wage and hour, healthcare, immigration, retirement and other employee benefits and workplace practices. Our potential exposure to reputational and other harm regarding our workplace practices or conditions or those of our independent franchisees or suppliers (or perceptions thereof) could have a negative impact on consumer perceptions of us and our business. Additionally, economic action, such as boycotts, protests, work stoppages or campaigns by labor organizations, could adversely affect us (including our ability to recruit and retain talent) or the franchisees and suppliers that are also part of the McDonald's System and whose performance may have a material impact on our results.

Information technology system failures or interruptions, or breaches of network security, may impact our operations.

We are increasingly reliant on technological systems, such as point-of-sale and other systems or platforms, technologies supporting McDonald's order, delivery and digital solutions, as well as technologies that facilitate communication and collaboration internally, with affiliated entities, customers, employees or independent third parties to conduct our business, including technology-enabled systems provided to us by third parties. Any failure of these systems could significantly impact our operations and customer experience and perceptions.

Despite the implementation of security measures, those technology systems and solutions could become vulnerable to damage, disability or failures due to theft, fire, power loss, telecommunications failure or other catastrophic events. Our increasing reliance on third party systems also present the risks faced by the third party's business, including the operational, security and credit risks of those parties. If those systems were to fail or otherwise be unavailable, and we were unable to recover in a timely way, we could experience an interruption in our operations.

Furthermore, security breaches have from time to time occurred and may in the future occur involving our systems, the systems of the parties we communicate or collaborate with (including franchisees), or those of third party providers. These may include such things as unauthorized access, denial of service, computer viruses, introduction of malware or ransomware and other disruptive problems caused by hackers. Our information technology systems contain personal, financial and other information that is entrusted to us by our customers, our employees and other third parties, as well as financial, proprietary and other confidential information related to our business. An actual or alleged security breach could result in disruptions, shutdowns, theft or unauthorized disclosure of personal, financial, proprietary or other confidential information. The occurrence of any of these incidents could result in reputational damage, adverse publicity, loss of consumer confidence, reduced sales and profits, complications in executing our growth initiatives and criminal penalties or civil liabilities.

The global scope of our business subjects us to risks that could negatively affect our business.

We encounter differing cultural, regulatory and economic environments within and among the more than 100 countries where McDonald's restaurants operate, and our ability to achieve our business objectives depends on the System's success in these environments. Meeting customer expectations is complicated by the risks inherent in our global operating environment, and our global success is partially dependent on our System's ability to leverage operating successes across markets. Planned initiatives may not have appeal across multiple markets with McDonald's customers and could drive unanticipated changes in customer perceptions and guest counts.

Disruptions in operations or price volatility in a market can also result from governmental actions, such as price, foreign exchange or changes in trade-related tariffs or controls, sanctions and counter sanctions, government-mandated closure of our, our franchisees' or our suppliers' operations, and asset seizures. The cost and disruption of responding to governmental investigations or inquiries, whether or not they have merit, or the impact of these other measures, may impact our results and could cause reputational or other harm. Our international success depends in part on the effectiveness of our strategies and brand-building initiatives to reduce our exposure to such governmental investigations or inquiries.

Additionally, challenges and uncertainties are associated with operating in developing markets, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest. Such challenges may be exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment. An inability to manage effectively the risks associated with our international operations could have a material adverse effect on our business and financial condition.

We may also face challenges and uncertainties in developed markets. For example, as a result of the U.K.'s decision to leave the European Union through a negotiated exit over a period of time, including its recent formal commencement of exit proceedings, it is possible that there will be increased regulatory complexities, as well as potential referenda in the U.K. and/or other European countries, that could cause uncertainty in European or worldwide economic conditions. The decision created volatility in certain foreign currency exchange rates that may or may not continue. Any of these effects, and others we cannot anticipate, could adversely affect our business, results of operations, financial condition and cash flows.

Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes we pay and our profitability.

We are subject to income and other taxes in the U.S. and foreign jurisdictions, and our operations, plans and results are affected by tax and other initiatives around the world. In particular, we are affected by the impact of changes to tax laws or policy or related authoritative interpretations, including changes and uncertainties resulting from proposals for comprehensive or corporate tax reforms in the U.S. or elsewhere. On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law. While we have estimated the effects of the Tax Act, we continue to refine those estimates with the possibility they could change, and those changes could be material. We are also impacted by settlements of pending or any future adjustments proposed by taxing and governmental authorities inside and outside of the U.S. in connection with our tax audits, all of which will depend on their timing, nature and scope. Any significant increases in income tax rates, changes in income tax laws or unfavorable resolution of tax matters could have a material adverse impact on our financial results.

Changes in commodity and other operating costs could adversely affect our results of operations.

The profitability of our Company-operated restaurants depends in part on our ability to anticipate and react to changes in commodity costs, including food, paper, supplies, fuel, utilities and distribution, and other operating costs, including labor. Any volatility in certain commodity prices or fluctuation in labor costs could adversely affect our operating results by impacting restaurant profitability. The commodity markets for some of the ingredients we use, such as beef and chicken, are particularly volatile due to factors such as seasonal shifts, climate conditions, industry demand, international commodity markets, food safety concerns, product recalls and government regulation, all of which are beyond our control and, in many instances, unpredictable. We can only partially address future price risk through hedging and other activities, and therefore increases in commodity costs could have an adverse impact on our profitability.

Increasing regulatory complexity may adversely affect restaurant operations and our financial results.

Our regulatory environment worldwide exposes us to complex compliance and similar risks that could affect our operations and results in material ways. In many of our markets, we are subject to increasing regulation, which has increased our cost of doing business. We are affected by the cost, compliance and other risks associated with the often conflicting and highly prescriptive regulations we face, including where inconsistent standards imposed by multiple governmental authorities can adversely affect our business and increase our exposure to litigation or governmental investigations or proceedings.

Our success depends in part on our ability to manage the impact of new, potential or changing regulations that can affect our business plans and operations. These regulations include product packaging, marketing, the nutritional content and safety of our food and other products, labeling and other disclosure practices. Compliance efforts with those regulations may be affected by ordinary variations in food preparation among our own restaurants and the need to rely on the accuracy and completeness of information from third-party suppliers (particularly given varying requirements and practices for testing and disclosure).

Additionally, we are working to manage the risks and costs to us, our franchisees and our supply chain of the effects of climate change, greenhouse gases, and diminishing energy and water resources. These risks include the increased public focus, including by governmental and nongovernmental organizations, on these and other environmental sustainability matters, such as packaging and waste, animal health and welfare, deforestation and land use. These risks also include the increased pressure to make commitments, set targets or establish additional goals and take actions to meet them. These risks could expose us to market, operational and execution costs or risks. If we are unable to effectively manage the risks associated with our complex regulatory environment, it could have a material adverse effect on our business and financial condition.

We are subject to increasing legal complexity and could be party to litigation that could adversely affect us.

Increasing legal complexity will continue to affect our operations and results in material ways. We could be subject to legal proceedings that may adversely affect our business, including class actions, administrative proceedings, government investigations, employment and personal injury claims, landlord/tenant disputes, disputes with current or former suppliers, claims by current or former franchisees and intellectual property claims (including claims that we infringed another party's trademarks, copyrights or patents).

Inconsistent standards imposed by governmental authorities can adversely affect our business and increase our exposure to regulatory proceedings or litigation.

Litigation involving our relationship with franchisees and the legal distinction between our franchisees and us for employment law purposes, if determined adversely, could increase costs, negatively impact the business prospects of our franchisees and subject us to incremental liability for their actions. Similarly, although our commercial relationships with our suppliers remain independent, there may be attempts to challenge that independence, which, if determined adversely, could also increase costs, negatively impact the business prospects of our suppliers, and subject us to incremental liability for their actions. We are also subject to legal and compliance risks and associated liability, such as in the areas of privacy and data collection, protection and management, as it relates to information associated with our technology-related services and platforms made available to business partners, customers, employees or other third parties.

Our operating results could also be affected by the following:

- The relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings;

- The cost and other effects of settlements, judgments or consent decrees, which may require us to make disclosures or take other actions that may affect perceptions of our brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition and preparation of our products, or the appropriateness or accuracy of our marketing or other communication practices; and

- The scope and terms of insurance or indemnification protections that we may have.

A judgment significantly in excess of any applicable insurance coverage or third party indemnity could materially adversely affect our financial condition or results of operations. Further, adverse publicity resulting from these claims may hurt our business.

We may not be able to adequately protect our intellectual property or adequately ensure that we are not infringing the intellectual property of others, which could harm the value of the McDonald's brand and our business.

The success of our business depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both domestic and international markets. We rely on a combination of trademarks, copyrights, service marks, trade secrets, patents and other intellectual property rights to protect our brand and branded products.

We have registered certain trademarks and have other trademark registrations pending in the U.S. and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the U.S. in which we do business or may do business in the future and may never be registered in all of these countries. The steps we have taken to protect our intellectual property in the U.S. and foreign countries may not be adequate. In addition, the steps we have taken may not adequately ensure that we do not infringe the intellectual property of others, and third parties may claim infringement by us in the future. In particular, we may be involved in intellectual property claims, including often aggressive or opportunistic attempts to enforce patents used in information technology systems, which might affect our operations and results. Any claim of infringement, whether or not it has merit, could be time-consuming, result in costly litigation and harm our business.

We cannot ensure that franchisees and other third parties who hold licenses to our intellectual property will not take actions that hurt the value of our intellectual property.

Changes in accounting standards or the recognition of impairment or other charges may adversely affect our future operations and results.

New accounting standards or changes in financial reporting requirements, accounting principles or practices, including with respect to our critical accounting estimates, could adversely affect our future results. We may also be affected by the nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment or other charges that reduce our earnings. In assessing the recoverability of our long-lived assets, we consider changes in economic conditions and make assumptions regarding estimated future cash flows and other factors. These estimates are highly subjective and can be significantly impacted by many factors such as global and local business and economic conditions, operating costs, inflation, competition, consumer and demographic trends, and our restructuring activities. If our estimates or underlying assumptions change in the future, we may be required to record impairment charges. If we experience any such changes, they could have a significant adverse effect on our reported results for the affected periods.

A decrease in our credit ratings or an increase in our funding costs could adversely affect our profitability.

Our credit ratings may be negatively affected by our results of operations or changes in our debt levels. As a result, our interest expense, the availability of acceptable counterparties, our ability to obtain funding on favorable terms, collateral requirements and our operating or financial flexibility could all be negatively affected, especially if lenders impose new operating or financial covenants.

Our operations may also be impacted by regulations affecting capital flows, financial markets or financial institutions, which can limit our ability to manage and deploy our liquidity or increase our funding costs. If any of these events were to occur, they could have a material adverse effect on our business and financial condition.

Trading volatility and price of our common stock may be adversely affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these factors, some of which are outside our control, are the following:

- The unpredictable nature of global economic and market conditions;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the U.S., which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can be affected by market commentary (including commentary that may be unreliable or incomplete); unauthorized disclosures about our performance, plans or expectations about our business; our actual performance and creditworthiness; investor confidence, driven in part by expectations about our performance; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program or dividend rate; and

- The impact on our results of corporate actions and market and third-party perceptions and assessments of such actions, such as those we may take from time to time as we implement our strategies in light of changing business, legal and tax considerations and evolve our corporate structure.

Events such as severe weather conditions, natural disasters, hostilities and social unrest, among others, can adversely affect our results and prospects.

Severe weather conditions, natural disasters, hostilities and social unrest, terrorist activities, health epidemics or pandemics (or expectations about them) can adversely affect consumer spending and confidence levels and supply availability and costs, as well as the local operations in impacted markets, all of which can affect our results and prospects. Our receipt of proceeds under any insurance we maintain with respect to some of these risks may be delayed or the proceeds may be insufficient to cover our losses fully.